

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 3, 2015

Via E-mail
Mr. Robert M. Schmitz
Chief Financial Officer
Flotek Industries, Inc.
10603 West Sam Houston Parkway North, Suite 300
Houston, Texas 77064

> **RE:** **Flotek Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed January 27, 2015**
> **Form 10-Q for the Period Ended September 30, 2015**
> **Filed October 21, 2015**
> **File No. 1-13270**

Dear Mr. Schmitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2015

Management's Discussion and Analysis

1. During the three months ended June 30, 2015, as a result of decreased rig activity and its impact on management's expectations for future market activity, you shifted the focus of your Drilling Technologies and Production Technologies segments. As a result of these changes and projected declines in asset utilization, you recorded a pre-tax impairment charge of $20.4 million, which compares to a loss before income taxes of $18.6 million

recorded for the nine months ended September 30, 2015. Please expand your disclosures to address the businesses and markets that you have shifted your focus to in regards to the Drilling Technologies segment.

2. You discuss the impact of decreased rig activity on your revenues in your results of operations discussion. Please also discuss the expected impact of this trend as well as the change in focus of the Drilling Technologies and Production Technologies segments on your future revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

3. As you note in your critical accounting policy for goodwill in your Form 10-K for the year ended December 31, 2014, goodwill is tested if an event occurs or circumstances change that would indicate a potential impairment. Please tell us whether the same factors that led to the recording of these impairment charges also resulted in you testing goodwill for impairment. To the extent that any of your reporting units had estimated fair values that were not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC´s Codification of Financial Reporting Policies for guidance.

4. As you note in your critical accounting policy for goodwill in your Form 10-K for the year ended December 31, 2014, property and equipment is tested for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Please tell us whether the same factors that led to the recording of these impairment charges also resulted in you testing assets or asset groups related to these impacted segments for impairment. To the extent that any of these assets or asset groups had expected undiscounted future cash flows that were not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures related to those assets or asset groups:

- The percentage by which the undiscounted cash flows exceed the carrying value;
- The carrying value of these assets;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC´s Codification of Financial Reporting Policies for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction